Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 9

BEIJING, China, March 9, 2015 - Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter and Fiscal Year 2014 Highlights

•                  Net advertising revenues for the fourth quarter increased by 28.3% year over year to RMB338.5 million (US$54.6 million).

•                  Income from operations for the fourth quarter was RMB43.4 million (US$7.0 million). Adjusted income from operations1 for the fourth quarter was RMB59.4 million (US$9.6 million).

•                  Net income per diluted ADS2 for the fourth quarter was RMB0.63 (US$0.10). Adjusted net income per diluted ADS for the fourth quarter was RMB0.84 (US$0.14).

•                  Net advertising revenues for fiscal year 2014 increased by 37.8% year over year to RMB1.2 billion (US$191.8 million).

•                  Income from operations for fiscal year 2014 was RMB237.6 million (US$38.3 million). Adjusted income from operations for fiscal year 2014 increased by 9.8% year over year to RMB290.8 million (US$46.9 million).

•                  Net income per diluted ADS for fiscal year 2014 was RMB3.42 (US$0.55). Adjusted net income per diluted ADS for fiscal year 2014 increased by 4.3% year over year to RMB3.97 (US$0.64).

“We are very pleased with our financial and operating progress during 2014. It was a very encouraging year for us, marked by significant progress related to mobile expansion, our investment in Yidian, innovative advertisement initiatives, and verticalization. We also saw very solid progress in terms of mobile monetization as evidenced by our mobile advertisement revenues growing by 113% year over year in fourth quarter,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “We are particularly excited about our strategic investment in Yidian, which demonstrates our resolute determination to lead in the evolution of content generation and consumption in an increasingly mobile and multi-screen world. The investment will provide us with tremendous synergies and potential, as it combines ifeng’s unparalleled content library and journalistic infrastructure with Yidian’s pioneering search and recommendation technology and Xiaomi’s massive distribution capabilities.”

1  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Mr. Ya Li, President of Phoenix New Media, stated, “As Phoenix New Media invests in superior technology and mobile expansion opportunities, we will not lose focus on our core strengths and competencies, which are driven by our media DNA and passion for serious journalism. In 2014, we increased our focus on strengthening our urban lifestyle-related offerings. As we continued to maintain our leadership position in the news vertical category, we were excited to see our core strengths crystallize around other key verticals, including fashion and real estate which both ranked number one in China in terms of daily unique visitors in December 2014, according to iResearch. We take a long-term view as we continue to invest in our media platform, in order to further expand our market share and monetization opportunities.”

Fourth Quarter 2014 Financial Results

REVENUES

Total revenues for the fourth quarter of 2014 increased by 9.5% to RMB438.1 million (US$70.6 million) from RMB400.1 million in the same period last year.

Net advertising revenues (net of advertising agency service fees) for the fourth quarter of 2014 increased by 28.3% to RMB338.5 million (US$54.6 million) from RMB263.9 million in the same period last year, primarily due to an increase in the average revenue per advertiser (“ARPA”) of 20.6% year over year to RMB0.9 million (US$0.1 million) and an increase in the total number of advertisers of 6.3% year over year to 371. Advertising revenues generated from the real estate vertical (house.ifeng.com) ceased being consolidated into the Company’s financial statements starting from December 15, 2014, as the Company lost its control over this business as the result of disposition of a small portion of the Company’s equity interest in the entity that operates this business.

Paid service revenues for the fourth quarter of 2014 decreased by 26.9% to RMB99.6 million (US$16.0 million) from RMB136.2 million in the same period last year. Mobile value-added services (“MVAS”)3 revenues for the fourth quarter of 2014 decreased by 34.9% to RMB70.1 million (US$11.3 million) from RMB107.7 million in the same period last year, primarily due to a decrease in revenues generated from wireless value-added services with telecom operators. Games and others4 revenues for the fourth quarter of 2014 increased by 3.4% to RMB29.4 million (US$4.7 million) from RMB28.5 million in the same period last year.

3  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

4  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the fourth quarter of 2014 increased by 12.3% to RMB207.4 million (US$33.4 million) from RMB184.6 million in the same period last year, primarily due to an increase in content and operational costs and sales taxes and surcharges, offset by a decrease in revenue sharing fees. Content and operational costs for the fourth quarter of 2014 increased to RMB114.4 million (US$18.4 million) from RMB80.2 million in the same period last year, primarily due to an increase in staff-related costs and advertisement-related content production costs. Sales taxes and surcharges for the fourth quarter of 2014 increased to RMB35.9 million (US$5.8 million) from RMB28.7 million in the same period last year due to the growth in net advertising revenues. Revenue sharing fees to telecom operators and channel partners for the fourth quarter of 2014 decreased to RMB35.3 million (US$5.7 million) from RMB56.1 million in the same period last year, primarily due to a decrease in MVAS revenues. Bandwidth costs for the fourth quarter of 2014 increased to RMB21.7 million (US$3.5 million) from RMB19.6 million in the same period last year, primarily due to traffic growth over both PC and mobile platforms. Share-based compensation included in cost of revenues for the fourth quarter of 2014 was RMB5.2 million (US$0.8 million), compared to RMB2.8 million in the same period last year. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in the last 12 months.

Gross profit for the fourth quarter of 2014 increased by 7.1% to RMB230.7 million (US$37.2 million) from RMB215.5 million in the same period last year. Gross margin for the fourth quarter of 2014 was 52.7%, compared to 53.9% in the same period last year, mainly due to the increase in content and operational costs, and sales taxes and surcharges. Adjusted gross margin, which excludes share-based compensation, for the fourth quarter of 2014 was 53.9%, compared to 54.6% in the same period last year.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the fourth quarter of 2014 increased by 29.6% to RMB187.2 million (US$30.2 million) from RMB144.5 million in the same period last year. The increase in operating expenses was primarily attributable to the increase in expenses associated with the Company’s marketing and promotional initiatives and staff-related expenses relating to technology and product development. Share-based compensation included in operating expenses for the fourth quarter of 2014 was RMB10.7 million (US$1.7 million), compared to RMB6.3 million in the same period last year. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in the last 12 months.

Income from operations for the fourth quarter of 2014 was RMB43.4 million (US$7.0 million), compared to RMB70.9 million in the same period last year, due to the increase in expenses associated with the Company’s marketing and promotional initiatives, staff-related expenses relating to technology and product development and share-based compensation, also partially offset by the increase in the Company’s gross profit. Operating margin for the fourth quarter of 2014 was 9.9%, compared to 17.7% in the same period last year.

Adjusted income from operations, which excludes share-based compensation, for the fourth quarter of 2014 was RMB59.4 million (US$9.6 million), compared to RMB80.1 million in the same period last year. Adjusted operating margin for the fourth quarter of 2014 was 13.6%, compared to 20.0% in the same period last year.

OTHER INCOME

Other income reflects interest income, foreign currency exchange gain or loss, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments, and others, net5. Interest income for the fourth quarter of 2014 was RMB9.5 million (US$1.5 million), which remained stable from the same period last year. Foreign currency exchange gain for the fourth quarter of 2014 was RMB0.9 million (US$0.1 million), compared to foreign currency exchange gain of RMB4.5 million in the same period last year. Gain on disposition of subsidiaries and acquisition of equity investments for the fourth quarter of 2014 was RMB 7.3 million (US$1.2 million). Loss from equity investments for the fourth quarter of 2014 was RMB 7.1 million (US$1.1 million).

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the fourth quarter of 2014 was RMB46.9 million (US$7.6 million), compared to RMB82.9 million in the same period last year. Net margin for the fourth quarter of 2014 was 10.7%, compared to 20.7% in the same period last year. Net income per diluted ADS in the fourth quarter of 2014 was RMB0.63 (US$0.10), compared to RMB1.07 in the same period last year.

Adjusted net income attributable to Phoenix New Media Limited, which excludes share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments, for the fourth quarter of 2014 was RMB62.7 million (US$10.1 million), compared to RMB92.0 million in the same period last year. Adjusted net margin for the fourth quarter of 2014 was 14.3%, compared to 23.0% in the same period last year. Adjusted net income per diluted ADS in the fourth quarter of 2014 was RMB0.84 (US$0.14), compared to RMB1.19 in the same period last year.

As of December 31, 2014, the Company’s cash and cash equivalents and term deposits and short term investments were RMB1.33 billion (US$213.7 million).

For the fourth quarter of 2014, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 74,496,792. As of December 31, 2014, the Company had a total of 577,530,002 ordinary shares outstanding, or the equivalent of 72,191,250 ADSs.

5  “Others, net” primarily consists of government subsidies.

Fiscal Year 2014 Financial Results

REVENUES

Total revenues for fiscal year 2014 increased by 15.0% to RMB1.64 billion (US$264.0 million) from RMB1.42 billion in fiscal year 2013.

Net advertising revenues (net of advertising agency service fees) for fiscal year 2014 increased by 37.8% to RMB1.2 billion (US$191.8 million) from RMB863.7 million in fiscal year 2013. This increase was primarily due to an increase in average revenue per advertiser (“ARPA”) of 28.1% to RMB1.9 million (US$0.3 million) and an increase in the total number of advertisers of 7.6% to 612.

Paid service revenues for fiscal year 2014 decreased by 20.2% to RMB447.7 million (US$72.2 million) from RMB560.7 million in fiscal year 2013, mainly due to the decrease in revenues generated from wireless value-added services with telecom operators.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2014 increased by 12.2% to RMB781.6 million (US$126.0 million) from RMB696.4 million in fiscal year 2013. Share-based compensation expense included in cost of revenues was RMB16.3 million (US$2.6 million) in fiscal year 2014, compared to RMB7.3 million in fiscal year 2013.

Gross profit for fiscal year 2014 increased by 17.6% to RMB856.2 million (US$138.0 million) from RMB728.1 million in fiscal year 2013.

Gross margin for fiscal year 2014 increased to 52.3% from 51.1% in fiscal year 2013, mainly due to the increased revenue contributions from advertising. Adjusted gross margin, which excludes share-based compensation, for fiscal year 2014 increased to 53.3% from 51.6% in fiscal year 2013.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2014 increased by 28.9% to RMB618.6 million (US$99.7 million) from RMB479.9 million in fiscal year 2013. The increase in operating expenses was primarily attributable to the increase in expenses associated with the Company’s marketing and promotional initiatives and staff-related expenses relating to technology and product development. Share-based compensation expenses included in operating expenses were RMB36.9 million (US$5.9 million) in fiscal year 2014, compared to RMB9.4 million in fiscal year 2013.

Income from operations for fiscal year 2014 was RMB237.6 million (US$38.3 million), compared to RMB248.2 million in fiscal year 2013. Operating income margin for fiscal year 2014 was 14.5%, compared to 17.4% in fiscal year 2013.

Adjusted income from operations, which excludes share-based compensation, for fiscal year 2014 increased by 9.8% to RMB290.8 million (US$46.9 million) from RMB264.9 million in fiscal year 2013. Adjusted operating margin for fiscal year 2014 was 17.8%, compared to 18.6% in fiscal year 2013.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media for fiscal year 2014 was RMB263.1 million (US$42.4 million), compared to RMB279.6 million in fiscal year 2013. Net margin for fiscal year 2014 was 16.1%, compared to 19.6% in fiscal year 2013. Net income per diluted ADS for fiscal year 2014 was RMB3.42 (US$0.55), compared to RMB3.59 in fiscal year 2013.

Adjusted net income attributable to Phoenix New Media for fiscal year 2014, which excludes share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments, increased by 3.0% to RMB305.2 million (US$49.2 million) from RMB296.3 million in fiscal year 2013. Adjusted net margin for fiscal year 2014 was 18.6%, compared to 20.8% in fiscal year 2013. Adjusted net income attributable to Phoenix New Media per diluted ADS for fiscal year 2014 increased by 4.3% to RMB3.97 (US$0.64) from RMB3.81 in fiscal year 2013.

Business Outlook

For the first quarter of 2015, the Company expects its total revenues to be between RMB359 million and RMB379 million. Net advertising revenues are expected to be between RMB269 million and RMB279 million. Paid service revenues are expected to be between RMB90 million and RMB100 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

As of February 13, 2015, the Company completed the share repurchase program approved by the board in May 2014 (the “Share Repurchase Program”) and had repurchased an aggregate amount of 5,368,144 American Depositary Shares (“ADSs”) (representing 42,945,152 ordinary shares) at an aggregate cost of US$50 million on the open market.  Under the Share Repurchase Program, the Company was authorized to repurchase up to US$50 million of its outstanding ADSs over a period not exceeding twelve months beginning on May 14, 2014.

Recent Updates

The Company announced that Mr. Jiarui Richard Tong, chief technology officer of the Company, has resigned, effective immediately, due to personal reasons. Mr. Ya Li, President of Phoenix New Media, stated, “We appreciate the contribution that Mr. Tong has made in his role as a senior member of the management. The Company thanks his commitment during his tenure and wishes him a bright future.”

The Company also announced that one of its affiliated consolidated entities established an entertainment subsidiary, Shanghai Miaoqiu Information Technology Co., Ltd. (“Miaoqiu”), on January 14, 2015 to leverage ifeng’s brand, content platform and large user base to expand into more entertainment related businesses. Miaoqiu is expected to enable ifeng to further expand upon its original productions and proprietary content into more comprehensive entertainment categories including: animation and film production, book publishing and mobile games production, etc. The Company provided financing of RMB34 million to Miaoqiu and plans to attract the industry’s leading talents as well as acquire related intellectual property rights for these individuals’ current and future productions.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 9, 2015 (March 10, 2015 at 9:00 a.m. Beijing / Hong Kong time) to discuss its fourth quarter and fiscal year 2014 unaudited financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	97144891

A replay of the call will be available through March 17, 2015 by dialing the following numbers:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	97144891

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2013	2014	2014
	RMB	RMB	US$
	Revised*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	845,138	1,285,847	207,241
Term deposits and short term investments	556,672	40,000	6,447
Restricted cash	10,000	—	—
Accounts receivable, net	353,379	493,569	79,549
Amounts due from related parties	125,158	176,224	28,402
Prepayment and other current assets	27,911	42,703	6,883
Deferred tax assets	22,779	24,565	3,959
Total current assets	1,941,037	2,062,908	332,481
Non-current assets:
Property and equipment, net	95,126	89,694	14,456
Intangible assets, net	7,919	14,913	2,404
Available-for-sale investment	—	77,093	12,425
Equity investments	—	68,880	11,101
Other non-current assets	12,678	13,342	2,150
Total non-current assets	115,723	263,922	42,536
Total assets	2,056,760	2,326,830	375,017
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	218,604	271,599	43,774
Amounts due to related parties	21,034	22,489	3,625
Advances from customers	10,732	17,587	2,835
Taxes payable	58,140	88,938	14,334
Salary and welfare payable	98,831	105,073	16,935
Accrued expenses and other current liabilities	62,153	86,307	13,910
Total current liabilities	469,494	591,993	95,413
Deferred tax liabilities	—	1,312	211
Long-term liabilities	12,231	16,867	2,718
Total non-current liabilities	12,231	18,179	2,929
Total liabilities	481,725	610,172	98,342
Shareholders’ equity
Phoenix New Media Limited shareholders’ equity
Class A ordinary shares	18,530	17,278	2,785
Class B ordinary shares	22,053	22,053	3,554
Additional paid-in capital	1,734,993	1,587,227	255,815
Treasury stock	—	(13,379)	(2,156)
Statutory reserves	50,330	65,968	10,632
Retained earnings/(Accumulated deficit)	(194,601)	52,852	8,518
Accumulated other comprehensive loss	(60,127)	(15,341)	(2,473)
Total Phoenix New Media Limited shareholders’ equity	1,571,178	1,716,658	276,675
Noncontrolling interests	3,857	—	—
Total shareholders’ equity	1,575,035	1,716,658	276,675
Total liabilities and shareholders’ equity	2,056,760	2,326,830	375,017

*In the second quarter of 2014, the classification of certain highly liquid principal-guaranteed investments products (“Products”) reported as cash and cash equivalents were re-assessed and it was determined that these Products should have been classified as term deposits and short term investments to properly reflect the nature of these assets.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising revenues	263,940	325,756	338,509	54,558	863,737	1,190,158	191,819
Paid service revenues	136,169	106,017	99,556	16,046	560,738	447,702	72,156
Total revenues	400,109	431,773	438,065	70,604	1,424,475	1,637,860	263,975
Cost of revenues	(184,645)	(202,889)	(207,371)	(33,422)	(696,355)	(781,632)	(125,976)
Gross profit	215,464	228,884	230,694	37,182	728,120	856,228	137,999
Operating expenses:
Sales and marketing expenses	(88,062)	(80,541)	(100,680)	(16,227)	(273,399)	(330,777)	(53,312)
General and administrative expenses	(27,093)	(36,933)	(41,747)	(6,728)	(97,849)	(137,818)	(22,212)
Technology and product development expenses	(29,377)	(41,345)	(44,819)	(7,224)	(108,683)	(149,996)	(24,175)
Total operating expenses	(144,532)	(158,819)	(187,246)	(30,179)	(479,931)	(618,591)	(99,699)
Income from operations	70,932	70,065	43,448	7,003	248,189	237,637	38,300
Other income:
Interest income	9,522	12,428	9,465	1,525	32,775	46,535	7,500
Foreign currency exchange gain/(loss)	4,537	(231)	901	145	19,687	(6,059)	(977)
Gain on disposition of subsidiaries and acquisition of equity investments	—	—	7,309	1,178	—	29,660	4,780
Loss from equity investments	—	(5,855)	(7,116)	(1,147)	—	(18,538)	(2,988)
Others, net	7,537	5,681	3,213	518	14,960	21,261	3,427
Income before tax	92,528	82,088	57,220	9,222	315,611	310,496	50,042
Income tax expense	(11,192)	(13,545)	(10,294)	(1,659)	(37,588)	(48,377)	(7,797)
Net income	81,336	68,543	46,926	7,563	278,023	262,119	42,245
Net loss/(income) attributable to noncontrolling interests	1,531	1,018	(19)	(3)	1,531	972	157
Net income attributable to Phoenix New Media Limited	82,867	69,561	46,907	7,560	279,554	263,091	42,402
Net income	81,336	68,543	46,926	7,563	278,023	262,119	42,245
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investment	—	—	42,000	6,769	—	42,000	6,769
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(5,598)	(20)	(3,561)	(574)	(23,179)	2,786	449
Comprehensive income	75,738	68,523	85,365	13,758	254,844	306,905	49,463
Comprehensive loss/(income) attributable to noncontrolling interests	1,531	1,018	(19)	(3)	1,531	972	157
Comprehensive income attributable to Phoenix New Media Limited	77,269	69,541	85,346	13,755	256,375	307,877	49,620
Net income attributable to Phoenix New Media Limited	82,867	69,561	46,907	7,560	279,554	263,091	42,402
Net income per Class A and Class B ordinary share:
Basic	0.14	0.12	0.08	0.01	0.46	0.44	0.07
Diluted	0.13	0.11	0.08	0.01	0.45	0.43	0.07
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.10	0.92	0.64	0.10	3.69	3.52	0.57
Diluted	1.07	0.90	0.63	0.10	3.59	3.42	0.55
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	601,035,630	602,442,619	582,018,815	582,018,815	605,988,397	597,616,623	597,616,623
Diluted	620,196,981	618,547,971	595,974,339	595,974,339	622,420,459	614,620,110	614,620,110

* Derived from audited financial statements included in the Company’s Form 20-F dated April 25, 2014.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2013				Three Months Ended September 30, 2014				Three Months Ended December 31, 2014
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	215,464	2,827	(1)	218,291	228,884	5,660	(1)	234,544	230,694	5,225	(1)	235,919
Gross margin	53.9%			54.6%	53.0%			54.3%	52.7%			53.9%
Income from operations	70,932	9,138	(1)	80,070	70,065	17,872	(1)	87,937	43,448	15,972	(1)	59,420
Operating margin	17.7%			20.0%	16.2%			20.4%	9.9%			13.6%

										15,972	(1)
						17,872	(1)			7,116	(2)
		9,138	(1)			5,855	(2)			(7,309	)(3)
Net income attributable to Phoenix New Media Limited	82,867	9,138		92,005	69,561	23,727		93,288	46,907	15,779		62,686
Net margin	20.7%			23.0%	16.1%			21.6%	10.7%			14.3%
Net income per ADS—diluted	1.07			1.19	0.90			1.21	0.63			0.84
Weighted average number of ADSs used in computing diluted net income per ADS	77,524,623			77,524,623	77,318,496			77,318,496	74,496,792			74,496,792

	Twelve Months Ended December 31, 2013				Twelve Months Ended December 31, 2014
		Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	728,120	7,293	(1)	735,413	856,228	16,295	(1)	872,523
Gross margin	51.1%			51.6%	52.3%			53.3%
Income from operations	248,189	16,723	(1)	264,912	237,637	53,181	(1)	290,818
Operating margin	17.4%			18.6%	14.5%			17.8%

						53,181	(1)
						18,538	(2)
		16,723	(1)			(29,660	)(3)
Net income attributable to Phoenix New Media Limited	279,554	16,723		296,277	263,091	42,059		305,150
Net margin	19.6%			20.8%	16.1%			18.6%
Net income per ADS—diluted	3.59			3.81	3.42			3.97
Weighted average number of ADSs used in computing diluted net income per ADS	77,802,557			77,802,557	76,827,514			76,827,514

(1) Excludes share-based compensation

(2) Excludes loss from equity investments

(3) Excludes gain on disposition of a subsidiaries and acquisition of equity investments

Details of cost of revenues are as follows:

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(Amounts in thousands)	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenue sharing fees	56,140	43,882	35,304	5,690	249,797	192,076	30,957
Content and operational costs	80,246	104,347	114,400	18,437	277,038	376,555	60,689
Bandwidth costs	19,579	20,771	21,738	3,504	76,583	83,233	13,415
Sales taxes and surcharges	28,680	33,889	35,929	5,791	92,937	129,768	20,915
Total cost of revenues	184,645	202,889	207,371	33,422	696,355	781,632	125,976

* Derived from audited financial statements included in the Company’s Form 20-F dated April 25, 2014.

Phoenix New Media Limited

Condensed Segment information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Advertising service	263,940	325,756	338,509	54,558	863,737	1,190,158	191,819
Paid service	136,169	106,017	99,556	16,046	560,738	447,702	72,156
Total revenues	400,109	431,773	438,065	70,604	1,424,475	1,637,860	263,975
Cost of revenues
Advertising service	102,771	130,560	137,491	22,160	367,333	479,241	77,240
Paid service	81,874	72,329	69,880	11,262	329,022	302,391	48,736
Total cost of revenues	184,645	202,889	207,371	33,422	696,355	781,632	125,976
Gross profit
Advertising service	161,169	195,196	201,018	32,398	496,404	710,917	114,579
Paid service	54,295	33,688	29,676	4,784	231,716	145,311	23,420
Total gross profit	215,464	228,884	230,694	37,182	728,120	856,228	137,999